PRESS RELEASE                          LIFE SCIENCES RESEARCH, INC.
                                       (OTCBB: LSRI)
                                       PO Box 2360
                                       Mettlers Road
                                       East Millstone, NJ 08875-2360

                                       For Further Information:
                                       Richard Michaelson
                                       Phone:   US: (732) 649-9961
                                       e-mail: LifeSciencesResearch@LSRinc.net



August 3, 2005

                      LSR ANNOUNCES SECOND QUARTER RESULTS


East Millstone, New Jersey, August 3, 2005 - Life Sciences Research, Inc. (OTCBB: LSRI) announced today that revenues for the quarter ended June 30, 2005 were $44.9 million, operating income was $5.4 million, or 12.0% of revenues, and EBITDA, excluding foreign exchange remeasurement losses associated with the Company's Bonds, was $7.9 million, or 17.5% of revenues.

Revenues for the quarter ended June 30, 2005 were 17.3% above the revenues for the same period in the prior year of $38.3 million. Excluding the effect of exchange rate movements, the increase was 14.9%. The Company reported net loss for the quarter ended June 30, 2005 of $1.7 million, compared with net income of $1.2 million for the same period in the prior year. Net loss per common share for the quarter ended June 30, 2005 was $0.13 compared with net income per common share of $0.10 for the same period in the prior year. Net loss per fully diluted share was $0.11 for the quarter ended June 30, 2005 compared with net income per fully diluted share of $0.10 for the same period in the prior year.

The net loss in the quarter ended June 30, 2005 included Other Expense of $2.7 million reflecting a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds of $2.4 million and finance arrangement fees of $0.3 million. In the same period in the prior year, Other Expense of $0.6 million comprised a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds. Taxes in the quarter ended June 30, 2005 also included $2.4 million of taxes associated with the sale and leaseback transaction announced on June 14, 2005. Excluding these Other Expense items and related tax effect, and the transaction related tax charges, net income for the quarter ended June 30, 2005 was $3.0 million, or $0.21 per fully diluted share, compared with $1.7 million, or $0.14 per fully diluted share for the same period in the prior year.

Earnings before Interest, Taxes, Depreciation and Amortization and Other Income/(Expense) ("EBITDA") was $7.9 million for the quarter ended June 30, 2005, or 17.5% of revenues, compared with $6.3 million, or 16.4% of revenues, for the same period in the prior year.

During the quarter ended June 30, 2005 the Company repaid (pound)22.6 million ($41.1 million) non-bank debt with the proceeds of a sale and leaseback transaction of the Company's facilities and cash on hand. Net days sales outstanding at June 30, 2005 were 13 (19 at June 30, 2004 and 4 at December 31,
2004) and capital expenditures totaled $3.7 million in the quarter ended June 30, 2005, compared with $2.3 million for the same period in the prior year. As a result net cash used totaled $14.5 million in the quarter ended June 30 2005 compared with $0.3 million for the same period in the prior year.

Cash on hand at June 30, 2005 was $15.4 million compared with $33.3 million at December 31, 2004. Long-term debt was $75.9 million at June 30, 2005 compared with $89.7 million at December 31, 2004, the reduction primarily due to a net repayment of $10.7 million associated with the sale and leaseback transaction and to exchange rate movements.

Net new business signings totaled $46.2 million for the quarter ended June 30, 2005. This represented an increase of 11% over the same period in the prior year.

Revenues for the six months ended June 30, 2005 of $88.2 million were 16.8% above revenues for the same period in the prior year of $75.6 million. Excluding the effect of exchange rate movements, the increase was 14.3%. Operating Income for the six months ended June 30, 2005 was $10.6 million, or 12.0%, compared with $6.3 million, or 8.4% for the same period in the prior year. The Company reported net income for the six months ended June 30, 2005 of $0.9 million, compared with $2.6 million for the same period in the prior year. Net income per common share for the six months ended June 30, 2005 was $0.07 compared with $0.22 for the same period in the prior year.

The net income in the six months ended June 30, 2005 included Other Expense of $3.4 million reflecting a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds of $3.1 million and finance arrangement fees of $0.3 million. In the same period in the prior year, Other Income of $0.7 million comprised a non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds. The net income for the six months ended June 30, 2005 also included $2.4 million of taxes associated with the sale and leaseback transaction announced on June 14, 2005. Excluding these Other Expense items and related tax effect, and the transaction related tax charges, net income for the first six months of 2005 was $6.2 million or $0.43 per fully diluted share, compared with $2.0 million or $0.16 per fully diluted share for the same period in the prior year.

EBITDA in the six months ended June 30, 2005 was $15.4 million or 17.5% of revenues, compared with $10.9 million, or 14.5% of revenues, for the same period in the prior year.

Capital expenditures in the six months ended June 30, 2005 totaled $6.9 million compared with $4.6 million in the same period in the prior year. Net cash used in the six months ended June 30, 2005 was $17.9 million compared with $2.1 million for the same period in the prior year.

Brian Cass, LSR's President and Managing Director said, "This has been another exciting quarter for the Company, including not just record revenues and operating income, but a strategic financing that strengthens our balance sheet and facilitated the repayment of our existing bank debt. Cash balances at the end of the quarter, although down on the traditionally high year-end balances, reflected that refinancing, and ended the quarter at $15.4 million, approximately $0.3 million above the same period last year."

Mr. Cass added, "The market for our services to the pharmaceutical sector continues to be buoyant and this has driven the growth in orders this quarter. Revenues also grew significantly, with both the UK and US contributing to this growth, but the US has been particularly strong. We have continued to invest in new capital projects, increasing capacity in our specialist toxicology capabilities. We look forward to this coming on stream at the end of the year."

LSR will hold an investor conference call to discuss the quarter's results on Thursday morning, August 4, 2005 at 9:00 a.m. Eastern Time. That call can be listened to by dialing (212) 547-0201; pass code 39138. We suggest calling five minutes prior to the scheduled call.

This announcement contains non-GAAP financial measures, including EBITDA and non-GAAP earnings per share which exclude, among other items, gains or losses associated with the non-cash foreign exchange remeasurement loss pertaining to the Company's Convertible Capital Bonds and one time charges. We exclude these items from the non-GAAP financial measures because they are outside our normal operations. We believe that the inclusion of non-GAAP financial measures in this announcement helps investors to gain a meaningful understanding of our core operating results and future prospects, and is consistent with how management measures and forecasts the Company's performance and debt service capabilities, especially when comparing such results to prior periods or forecasts. Non-GAAP results also allow investors to compare the Company's operations against the financial results of other companies in the industry who similarly provide non-GAAP results. The non-GAAP financial measures included in this announcement are not meant to be considered superior to or a substitute for results of operations prepared in accordance with GAAP. Reconciliations of the non-GAAP financial measures used in this announcement to the most directly comparable GAAP financial measures are set forth in the text of this announcement and other public filings, and can also be found on the Company's website at www.lsrinc.net.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's SEC filings, including its Form 10-K for the fiscal year ended December 31, 2004, as filed with the US Securities and Exchange Commission.


                              - tables to follow -


                           Life Sciences Research Inc.
                             Statement of Operations

                                    Unaudited
                                                      Three months ended June 30          Six months ended
                                                                                              June 30

(Dollars in thousands, except per share data)               2005            2004           2005            2004
Net revenues                                             $44,941         $38,315        $88,235         $75,551
Cost of revenues                                        (32,459)        (28,111)       (63,541)        (57,546)
                                                      -----------    ------------    -----------     -----------
Gross profit                                              12,482          10,204         24,694          18,005
Selling, general and administrative expenses             (7,074)         (6,201)       (14,086)        (11,686)
                                                      -----------    ------------    -----------     -----------
Operating income                                           5,408           4,003         10,608           6,319
Interest income                                               22              14             45              28
Interest expense                                         (1,934)         (1,593)        (3,717)         (3,169)
Other (expense)/income                                   (2,703)           (625)        (3,435)             730
                                                      -----------    ------------    -----------     -----------
Income before income taxes                                   793           1,799          3,501           3,908
Income tax expense                                       (2,455)           (597)        (2,639)         (1,313)
                                                      -----------    ------------    -----------     -----------
Net (loss)/income                                       $(1,662)          $1,202           $862          $2,595
                                                      -----------    ------------    -----------     -----------

(Loss)/income per common share
- Basic                                                  $(0.13)           $0.10          $0.07           $0.22
- Diluted                                                $(0.11)           $0.10          $0.06           $0.21

Weighted average common shares outstanding
- Basic     (000's)                                       12,521          12,050         12,487          12,045
- Diluted  (000's)                                        14,543          12,346         14,504          12,554



                           Life Sciences Research Inc.
                                  Balance Sheet

(Dollars in thousands, except per share data)                                 June 30, 2005      December 31,2004
                                                                                Unaudited                Audited
ASSETS
Current assets:
Cash and cash equivalents                                                          $15,398              $33,341
Accounts receivable, net of allowance of $310 and $255 in 2005 and 2004,
respectively                                                                        27,099               27,841
Unbilled receivables                                                                12,118               11,516
Inventories                                                                          1,926                2,024
Prepaid expenses and other current assets                                            8,830                2,929
                                                                            -------------------  --------------------
                                                                            -------------------  --------------------
Total current assets                                                               $65,371              $77,651

Property and equipment, net                                                        105,437              109,999
Goodwill                                                                               958                  901
Unamortized capital bonds issue costs                                                  163                  271
Deferred income taxes                                                                8,167               11,253
                                                                            -------------------  --------------------
Total assets                                                                      $180,096             $200,075
                                                                            -------------------  --------------------
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                                   $14,429              $13,547
Accrued payroll and other benefits                                                   3,145                4,024
Accrued expenses and other liabilities                                              18,702               19,987
Short-term debt                                                                        395                  719
Fees invoiced in advance                                                            32,771               37,574
                                                                            -------------------  --------------------
                                                                            -------------------  --------------------
Total current liabilities                                                          $69,442              $75,851

Long-term debt                                                                      75,933               89,685
Pension liabilities                                                                 34,198               36,603
                                                                            -------------------  --------------------
Total liabilities                                                                 $179,573             $202,139
                                                                            -------------------  --------------------
Commitments and contingencies
Stockholders' equity/(deficit)
Preferred Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding : None                                                            -                    -
Non-Voting Common Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding: None                                                             -                    -
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at June 30, 2005:  12,526,051
(December 31, 2004: 12,441,281)                                                       $125                 $125
Paid in capital                                                                     75,807               75,671
Less: Promissory notes for the issuance of common stocks                              (261)                (697)
Accumulated comprehensive loss                                                     (33,571)             (34,724)
Accumulated deficit                                                                (41,577)             (42,439)
                                                                            -------------------  --------------------
                                                                            -------------------  --------------------
Total stockholders' equity/(deficit)                                                   523              $(2,064)
                                                                            -------------------  --------------------
                                                                            -------------------  --------------------
Total liabilities and stockholders' equity/(deficit)                              $180,096             $200,075
                                                                            -------------------  --------------------
